FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: .........................................................................926 West Sprague Avenue
                                                                                                           Suite 200
                                                                                                           Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  __ Form 40-F X .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes __ No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Forward Looking Statements

     The information presented or incorporated by reference in this Form 6-K contains both historical information and forward-looking statements (including within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the Brisas Project 2005 feasibility study (as updated) significantly differ or change as a result of actual results in the Company’s expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” in our Annual Information Form.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "assume," "positioned," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this interim financial report to shareholders or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

Exhibits

The following are filed as exhibits to this Form 6-K:

Exhibit
Number	Description

99.1	September 30, 2007 Interim Financial Statements
99.2	September 30, 2007 Management’s Discussion and Analysis
99.3	Chief Executive Officer’s Certification of Interim Filings
99.4	Chief Financial Officer’s Certification of Interim Filings

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
November 9, 2007

EXHIBIT 99.1

September 30, 2007 Interim Financial Statements

GOLD RESERVE INC.

September 30, 2007 Interim Financial Statements

U.S. Dollars (unaudited)

CONSOLIDATED BALANCE SHEETS

September 30, 2007 (unaudited) and December 31, 2006

U.S. Dollars	2007	2006

ASSETS

Current Assets
Cash and cash equivalents	$ 108,637,989	$ 25,374,688
Restricted cash (Note 8)	17,298,405	–
Marketable securities (Note 7)	6,413,276	3,309,622
Deposits, advances and other	903,841	515,396

Total current assets	133,253,511	29,199,706
Property, plant and equipment, net	114,430,067	73,643,895
Restricted cash (Note 8)	35,267,672	–
Other	2,141,332	1,772,120

Total assets	$ 285,092,582	$ 104,615,721

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 5,155,990	$ 1,914,633
Accrued interest	2,104,336	–
Future income tax	236,796	–

Total current liabilities	7,497,122	1,914,633

Convertible notes (Note 5)	70,043,181	–
Minority interest in consolidated subsidiaries	1,951,993	1,729,076

Total liabilities	79,492,296	3,643,709

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued	–	–
Common shares and equity units, without par value (Note 4)	242,978,813	167,463,742
Equity component of convertible notes (Note 5)	28,770,426	–
Less common shares held by affiliates	(636,267)	(636,267)
Stock options	4,673,649	3,105,169
Accumulated deficit	(72,528,938)	(68,959,761)
Accumulated other comprehensive income (Note 6)	2,841,074	–
KSOP debt	(498,471)	(871)

Total shareholders' equity	205,600,286	100,972,012

Total liabilities and shareholders' equity	$ 285,092,582	$ 104,615,721

The accompanying notes are an integral part of the consolidated financial statements.
Approved by the Board of Directors:
s/ Chris D. Mikkelsen	s/ Patrick D. McChesney

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three and Nine Months Ended September 30, 2007 and 2006 (unaudited)

	Three Months Ended		Nine Months Ended

U.S. Dollars	2007	2006	2007	2006

OTHER INCOME
Interest	$ 2,073,994	$ 331,014	$ 3,450,182	$ 830,619
Gain on sale of marketable securities	2,075,665	788,398	3,266,718	6,003,484

	4,149,659	1,119,412	6,716,900	6,834,103

EXPENSES
General and administrative	1,790,122	1,590,356	6,454,890	3,656,320
Technical services	1,746,418	1,223,543	4,571,113	3,304,297
Corporate communications	131,730	134,606	523,622	466,152
Legal and accounting	195,288	214,536	391,643	555,060
Foreign currency (gain) loss	(690,221)	4,061	(2,090,931)	87,429
Minority interest in net income
of consolidated subsidiaries	208,947	269,425	222,917	346,125

	3,382,284	3,436,527	10,073,254	8,415,383

Net income (loss) before tax	$ 767,375	$ (2,317,115)	$ (3,356,354)	$ (1,581,280)
Income tax	206,983	184,457	212,823	337,488

Net income (loss)	$ 560,392	$ (2,501,572)	$ (3,569,177)	$ (1,918,768)

Net income (loss) per share, basic and diluted	$ 0.01	$ (0.06)	$ (0.07)	$ (0.05)

Weighted average common
shares outstanding	54,981,866	39,310,892	47,871,798	37,461,731

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT
For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

U.S. Dollars

Deficit, December 31, 2006	$ (68,959,761)
Net loss for the period	(3,569,177)

Deficit, September 30, 2007	$ (72,528,938)

Deficit, December 31, 2005	$ (61,983,016)
Net loss for the period	(1,918,768)

Deficit, September 30, 2006	$ (63,901,784)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Three and Nine Months Ended September 30, 2007 (unaudited)

U.S. Dollars	Three Months	Nine Months

Net income (loss)	$ 560,392	$ (3,569,177)
Other comprehensive income, net of tax (Note 6):
Unrealized holding gain arising during period	1,178,012	1,387,494
Adjustment for realized gains included in net income (loss)	(572,127)	(572,127)

Other comprehensive income	605,885	815,367

Total comprehensive income (loss)	$ 1,166,277	$ (2,753,810)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Nine Months Ended September 30, 2007 and 2006 (unaudited)

	Three Months Ended		Nine Months Ended

U.S. Dollars	2007	2006	2007	2006

Cash Flows from Operating Activities:

Net income (loss)	$560,392	$(2,501,572)	$(3,569,177)	$ (1,918,768)
Adjustments to reconcile net income (loss) to net cash
used by operating activities:
Stock option compensation	414,902	563,522	1,733,773	835,415
Depreciation	46,534	37,536	133,458	100,871
Amortization of discount on marketable securities	–	–	–	(419)
Foreign currency loss	–	4,061	–	87,429
Minority interest in net income of
consolidated subsidiaries	208,947	269,425	222,917	346,125
Net gain on sale of marketable securities	(2,075,665)	(788,398)	(3,266,718)	(6,003,484)
Shares issued for compensation	166,725	196,355	524,261	298,875
Changes in non-cash working capital:
Net increase in deposits, advances
and accrued interest	(195,269)	(37,802)	(388,445)	(1,249,344)
Net increase (decrease) in accounts payable
and accrued expenses	124,895	(250,834)	227,608	64,953

Net cash used by operating activities	(748,539)	(2,507,707)	(4,382,323)	(7,438,347)

Cash Flows from Investing Activities:

Proceeds from the sale of marketable securities	3,635,760	2,318,016	6,326,813	10,615,609
Purchase of marketable securities	(1,529,424)	(1,527,349)	(3,085,879)	(5,261,308)
Purchase of property, plant and equipment	(21,071,366)	(4,067,450)	(35,418,005)	(11,240,608)
Restricted cash	(52,566,077)	–	(52,566,077)	–
Other	(180,695)	(199,558)	(369,212)	(363,667)

Net cash used by investing activities	(71,711,802)	(3,476,341)	(85,112,360)	(6,249,974)

Cash Flows from Financing Activities:

Net proceeds from the issuance of common shares	4,680	145,974	74,327,917	24,957,320
Net proceeds from the issuance of convertible notes	–	–	98,430,067	–

Net cash provided by financing activities	4,680	145,974	172,757,984	24,957,320

Change in Cash and Cash Equivalents:

Net increase (decrease) in cash and cash equivalents	(72,455,661)	(5,838,074)	83,263,301	11,268,999
Cash and cash equivalents - beginning of period	181,093,650	36,477,325	25,374,688	19,370,252

Cash and cash equivalents - end of period	$108,637,989	$ 30,639,251	$108,637,989	$ 30,639,251

The accompanying notes are an integral part of the consolidated financial statements.

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

1. Basis of Presentation

     The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements.

     In our opinion, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of Gold Reserve Inc. and subsidiaries (the “Company, we, us, or our”) as of September 30, 2007, and the results of operations and the cash flows for the three and nine months ended September 30, 2007 and 2006. The results of operations for the nine months ended September 30, 2007 and 2006 are not necessarily indicative of the results to be expected for the full year.

     These financial statements follow the same accounting policies and methods of their application as the most recent consolidated annual audited financial statements, with the exception of the changes in Note 6, and should be read in conjunction with the consolidated financial statements including notes thereto included in the our 2006 annual report.

2. Geographic Segments

Net Income (Loss) for the Three and Nine Months Ended September 30, 2007 and 2006

	Three Months Ended		Nine Months Ended
	2007	2006	2007	2006

North America	$ 1,934,803	$ (1,488,375)	$ (42,398)	$843,243
South America	(1,374,411)	(1,013,197)	(3,526,779)	(2,762,011)

Consolidated	$ 560,392	$(2,501,572)	$ (3,569,177)	$ (1,918,768)

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

3. Share Option Plan

     Our Equity Incentive Plan (the Plan) allows for the granting of common share purchase options to officers, directors and key individuals for terms of up to ten years. The vesting period of options ranges from immediately to up to three years. There were 2,911,778 options remaining for future grants at September 30, 2007. Share option transactions for the nine months ended September 30, 2007 and 2006 are as follows:

	2007		2006

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Options outstanding at beginning of period	2,662,716	$3.36	3,148,844	$ 1.36
Options exercised	(171,577)	1.82	(426,594)	0.89
Options canceled	(50,000)	2.73	(54,333)	2.72
Options granted	180,000	4.38	498,000	4.28

Options outstanding at end of period	2,621,139	3.54	3,165,917	1.86

Options exercisable at end of period	1,726,634	$3.10	2,555,287	$ 1.57

	Price		Price
	Range		Range

Exercise price at end of period	$0.69 - $ 5.45		$ 0.57 - $ 4.89
Exercise price for exercisable shares	$0.69 - $ 5.45		$ 0.57 - $ 4.19

     We recorded additional compensation expense of $1,733,773 and $835,415 respectively for stock options vested during the nine months ended September 30, 2007 and 2006. The fair value of the options granted in 2007 was calculated using the Black-Scholes model assuming a weighted average risk free interest rate of 4.3%, expected life of three years, expected volatility of 83% and a dividend yield of $ nil. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the period. During 2006, the shareholders approved extending the expiration date of 1,755,250 options from June 8, 2006 to December 31, 2006.

4. Common Stock

     In May 2007, the Company closed a public offering of 13,762,300 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately $74 million. In addition, during the nine months ended September 30, 2007, the Company issued 171,577 shares for $312,786 upon exercise of stock options, 100,000 shares valued at $497,600 were issued to the KSOP and 101,625 shares valued at $524,261 were issued as compensation.

     In May 2006, the Company closed a public offering of 3,335,000 Class A common shares of the Company, representing aggregate net proceeds to the Company of approximately $24.6 million. In addition, during the nine months ended September 30, 2006, the Company issued 426,594 shares for $383,243 upon exercise of stock options, 100,000 shares valued at $189,063 were issued to the KSOP and 69,500 shares valued at $298,875 were issued as compensation.

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

5. Convertible Notes

     In May 2007, the Company issued $103,500,000 aggregate principal amount of its 5.50% Senior subordinated convertible notes. The notes are unsecured, pay interest semi-annually and will mature on June 15, 2022. The notes are convertible into Class A common shares of the Company at the initial conversion rate, subject to adjustment, of 132.626 shares per $1,000 principal amount (equivalent to a conversion price of $7.54) . Upon conversion, the Company will have the option to deliver common shares, cash or a combination of common shares and cash for the notes surrendered. Accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The equity portion of the notes was estimated using the residual value method at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest method over the term of the notes, with the resulting charge recorded as interest expense. Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

6. New Accounting Standards

     Effective January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether it will be measured using a cost-based or fair value method. As of January 1, 2007, our investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined by reference to published price quotations in active markets and changes in these fair values are reflected in other comprehensive income and included in shareholders’ equity. Our convertible notes are recorded at amortized cost. Transaction costs incurred to issue the notes are deducted from the underlying balance.

     We also adopted CICA section 1530, Comprehensive Income effective January 1, 2007. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations.

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

6. New Accounting Standards, continued

     As of January 1, 2007, the effect on our balance sheet of adopting these standards is summarized below. As prescribed by these standards, prior periods have not been restated.

			January 1,
		Adjustment on	2007
	December 31, 2006	Adoption of	Opening
U.S. Dollars	as Reported	New Standards	Balance

ASSETS
Current Assets
Cash and cash equivalents	$ 25,374,688		$ 25,374,688
Marketable securities	3,309,622	2,334,240A	5,643,862
Deposits, advances and other	515,396		515,396

Total current assets	29,199,706	2,334,240	31,533,946
Property, plant and equipment, net	73,643,895		73,643,895
Other	1,772,120		1,772,120

Total assets	$ 104,615,721	2,334,240	$ 106,949,961

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$ 1,914,633		$ 1,914,633
Future income tax	-	308,533B	308,533

Total current liabilities	1,914,633	308,533	2,223,166
Minority interest in consolidated subsidiaries	1,729,076		1,729,076

Total liabilities	3,643,709	308,533	3,952,242

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value, none issued
Common shares and equity units, without par value	167,463,742		167,463,742
Less common shares held by affiliates	(636,267)		(636,267)
Stock options	3,105,169		3,105,169
Accumulated deficit	(68,959,761)		(68,959,761)
Accumulated other comprehensive income	-	2,025,707C	2,025,707
KSOP debt	(871)		(871)

Total shareholders' equity	100,972,012	2,025,707	102,997,719

Total liabilities and shareholders' equity	$ 104,615,721	2,334,240	$ 106,949,961

A Investments in marketable securities previously accounted for at cost are designated as available-for-sale and carried at fair value.

B The tax effect of the adjustment to marketable securities is recorded as a future tax liability.

C The adjustment to marketable securities, net of future tax is recorded as accumulated other comprehensive income.

Selected Notes To Consolidated Financial Statements

For the Nine Months Ended September 30, 2007 and 2006 (unaudited)

Expressed in U.S. Dollars

6. New Accounting Standards, continued

Our accumulated other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax. Following is a summary of the changes in accumulated other comprehensive income since the adoption of the new accounting standard on January 1, 2007.

Accumulated Other Comprehensive Income

Opening balance on adoption of new accounting standard, January 1, 2007		$ 2,025,707
Other comprehensive income during the period		815,367

Accumulated Other Comprehensive Income at September 30, 2007		$ 2,841,074

7. Marketable Securities
Quoted
	Cost	Market Value

September 30, 2007

Available-for sale securities	$ 3,335,406	$ 6,413,276

December 31, 2006

Equity Securities	$ 3,309,622	$ 5,643,862

At December 31, 2006, the Company’s marketable securities consisted of investments in equity securities which were carried at cost. Effective January 1, 2007, with the adoption of the new accounting standard related to financial instruments (see note 6), the company’s marketable securities have been classified as available-for-sale and are recorded at quoted market value.

8. Commitments

In June 2007 we placed a $64 million order for the fabrication of the Brisas gyratory crusher, pebble crushers, Semi Autogenous Grinding (SAG) and ball mills and other processing equipment from Metso Minerals. As of September 30, 2007 we have made payments on this order of $11.6 million. In connection with this order, the Company opened an irrevocable standby letter of credit with a Canadian chartered bank in the amount of $57.7 million, providing security on the performance of obligations. As of September 30, 2007 the Company has restricted cash of $52.4 million as required by this letter of credit. This restricted cash is allocated between current and long term based on the timing of the payments required under the equipment order.

The Company has placed additional orders of approximately $59 million for haulage equipment, front end loaders, construction machinery and other mining equipment and related engineering for the construction and operation of Brisas. As of September 30, 2007, the Company has made payments on these orders of $12.9 million.

EXHIBIT 99.2 September 30, 2007 Management’s Discussion and Analysis

GOLD RESERVE INC.

September 30, 2007 Management’s Discussion and Analysis

U.S. Dollars (unaudited)

Unless stated otherwise all references to “US$”, “$” or “dollars” in this report are references to United States dollars and references to “Cdn$” are to Canadian dollars.

Operations Overview BRISAS PROJECT

     Our Brisas gold and copper project (“Brisas”), is located in the Kilometre 88 mining district of the State of Bolivar in south-eastern Venezuela. Brisas is primarily comprised of a 500-hectare land parcel consisting of the Brisas alluvial concession and the Brisas hardrock concession beneath the alluvial concession. Together these concessions contain substantially all of the mineralization identified in the Brisas Report described below. Brisas also includes a number of other concessions, Corporacion Venezolana de Guayana ("CVG") work contracts, easements and pending applications for land use authorizations relating to as much as 11,000 hectares of land parcels adjacent to or near the existing alluvial and hardrock concessions.

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of and subsequently operating Brisas. Consistent with other mining projects of this magnitude and, in addition to permits or authorizations that must be received from the Venezuelan Ministry of Environment (“MINAMB”), we require a number of other permits or authorizations from various local, state and federal agencies which will be an ongoing process during the construction period.

     To our knowledge, all of our properties are in compliance. This compliance has been confirmed by Venezuelan Ministry of Basic Industries and Mines (the “MIBAM”) in a letter of Technical Compliance issued in the third quarter of 2007 relating to the appropriate regulations and requirements of the mining law and our related contractual obligations. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government’s social agenda including the framework of Mission Piar. Mission Piar is one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the miners’ impact on the environment as well as their integration into the formal economy. We are committed to the economic and social development of Brisas in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     The Brisas operating plan was approved in 2003 by the Ministry of Energy and Mines, the predecessor to the current MIBAM. Approval of the Brisas operating plan was a prerequisite for submitting the Environmental and Social Impact Study for the Construction of Infrastructure and for the Exploitation and Processing of Gold and Copper Ore (the “ESIA”) to the MINAMB. A project bankable feasibility study (the “Brisas Bankable Feasibility Study”) was completed in early 2005 and a mineral resource and reserve estimate was last updated and published in a report in late 2006 (the “Brisas Report”) under National Instrument 43-101 – Standards of Disclosure of Mineral Projects – (“NI 43-101”) of the Canadian Securities Administrators.

     The ESIA was submitted in July 2005 and was accepted by the MINAMB in early 2007. Acceptance of the ESIA by the MINAMB is the basis for the issuance of future permits and authorizations that we require to complete all activities including constructing the mill and exploiting the gold and copper mineralization at Brisas. In March 2007, the MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”). The Authorization to Affect allows for the construction of certain infrastructure work including sedimentation ponds, pit dewatering, site access roads, construction of a man-camp and office complex, a sanitary fill, clearing and earthworks for the mill site. In addition, timber clearing and site preparation are allowed for a tailings management facility footprint, as well as a power-line corridor, a 5.7 km conveyor belt and service road corridor, lay down areas, a rock quarry and other related mine site preparation. However, the Authorization to Affect does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time.

     After the Authorization to Affect was issued, we mobilized for the commencement of site preparation work at Brisas in June 2007. In addition, orders were placed for the gyratory crusher, pebble crushers, Semi Autogenous Grinding (SAG) and ball mills and other related processing equipment totaling approximately $64 million, mill motors totaling approximately $36 million, construction equipment totaling approximately $10 million and various other equipment totaling approximately $6 million.

     In anticipation of the commencement of site work, SNC-Lavalin Engineers and Contractors, Inc (“SNC-Lavalin”), completed over 230,000 man hours of work on Brisas in engineering, procurement and environmental activities. Site preparation contracts related to camp water wells, pit dewatering, power generation, early civil earthworks, and road construction are ongoing along with orders for water and sewage treatment plants, long-term on-site employee housing, office facilities, and incinerator. In addition, work is underway to acquire and install temporary housing, telecommunications services and various support equipment.

     The Authorization to Affect mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB. The Initiation Act indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence.

     We have met all conditions precedent to commencing the construction of infrastructure and services phase. After the Authorization to Affect was issued, MIBAM notified us that certain coordinates, related to a small section of a new access road designed to by-pass the community of Las Claritas contained in the Authorization to Affect, conflict with several land parcels recently assigned to small miners by MIBAM. The Company along with SNC-Lavalin re-engineered the section of the road and submitted new coordinates to MIBAM that by-pass the recently awarded land parcels. MINAMB has informed the Company that it has received approval of the revised road from MIBAM and the authorization to proceed will be forthcoming in the near term. Although certain work has commenced, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act.

     We are ready to execute our plan to initiate our early site works in preparation of the construction of Brisas as soon as we obtain the Initiation Act from the MINAMB. We continue to focus our efforts on obtaining the on-going permits and authorizations related to Brisas, supporting SNC-Lavalin’s efforts to finalize detailed engineering as well as other third party consultants with various technical studies focused on optimizing the design and economics of the project. In addition, final details related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of Brisas are proceeding.

     The timeline for the activities covered by the Authorization to Affect is estimated to be 14-16 months and we estimate that we will expend approximately $100 million over that time period. Overall we anticipate a minimum of 36 months to construct Brisas and, assuming we receive the required permits and authorizations, we expect commissioning and achievement of commercial production shortly thereafter.

BRISAS WORK TO DATE

     Over $150 million has been expended (including costs capitalized and costs expensed in the period incurred) on Brisas since we acquired it in 1992. These costs include: costs of acquiring property and mineral rights, other acquisition costs, equipment expenditures, litigation settlement costs and extensive exploration costs including geology, geophysics and geochemistry, drilling costs for approximately 875 drill holes totaling over 200,000 meters of drilling, independent audits of drilling, sampling, assaying procedures and ore reserves methodology, environmental baseline work/ socioeconomic studies, hydrology studies, geotechnical studies, mine planning, advanced stage grinding and metallurgical test work, tailings dam designs, milling process flow sheet designs and a feasibility study, including a number of subsequent updates, independent NI 43–101 reports and an ESIA.

Brisas Report

     Since the completion of the Brisas Bankable Feasibility Study in 2005, we have updated a number of the inputs and assumptions related to the development and construction of Brisas. Most significantly, we last updated our estimate of initial capital cost in April 2006 and updated the mineral resource and reserve estimate and prepared the Brisas Report in November 2006.

     The Brisas operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The operating plan anticipates that at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, Brisas would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     For purposes of economic analysis, the base case economic model utilizes an average price of $470 per ounce gold and $1.80 per pound copper based on the historical three-year rolling average for metal prices as of September 2006. At such prices, cash operating costs (net of copper credits) are estimated at $126 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital (excluding sunk cost), are estimated to be $245 per ounce of gold.

     We expect the April 2006 initial capital cost estimate of $638 million to increase 10% to 15% prior to the placement of firm orders, as a result of the passage of time, increases in the cost of raw materials and changes in supply and demand dynamics within the industry. Actual cost will not be known until the remaining firm orders are placed with suppliers in the coming months. The initial capital cost estimate excludes value added tax and import duties currently estimated at $50 million. Tax exonerations or tax recovery regimes are available for value added tax and import duty tax on the initial capital costs. The Venezuelan government has announced its intention to eliminate the VAT within three years and recently reduced the rate to 9% in July 2007. We plan to submit applications for all available exonerations and expect to obtain such exonerations prior to the construction of the project.

MINERAL RESOURCE AND RESERVE ESTIMATE

     We updated our mineral resource and reserve estimate (summarized in the tables below) and published the Brisas Report in November 2006. The qualified persons involved in the property evaluation and resource and reserve estimate were Richard Lambert, P.E. and Richard Addison, P.E. of Pincock, Allen & Holt and Susan Poos, P.E. of Marston & Marston Inc.

     Cautionary Note to U.S. Investors. We advise U.S. investors that terms contained in CSA National Instrument 43-101 and this quarterly report differ in certain respects from those set forth in the U.S. Securities and Exchange Commission Industry Guide 7.

     This quarterly report uses the terms “measured,” “indicated” and “inferred” resource. We advise U.S. investors that while these terms are recognized and required by Canadian Securities Regulators, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that the mineralization not already categorized as mineral reserves, will ever be converted into reserves. Further, an "inferred resource" has a great amount of uncertainty as to its existence and its economic and legal feasibility. Under Canadian disclosure rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, is economically or legally mineable or that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Also, disclosure of contained ounces is permitted under Canadian regulations however the SEC generally requires mineral resource information to be reported as in-place tonnage and grade.

     NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and not the SEC’s Industry Guide 7. These standards differ significantly from the requirements of the SEC (including under its Industry Guide 7), and reserve and resource information contained in this report may not be comparable to similar information disclosed by U.S. companies.

MINERAL RESOURCE ESTIMATE

     The estimated measured and indicated mineral resource utilizing an off-site smelter process is summarized in the following table and includes the mineral reserve estimate shown in the following section:

(kt=1,000 tonnes)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade	kt	(gpt)	(%)	kt	(gpt)	(%)	kt	(gpt)	(%)

0.40 gpt	250,565	0.69	0.12	323,371	0.64	0.13	573,936	0.66	0.13

(In Millions)		Measured			Indicated		Measured and Indicated

Au Eq		Au	Cu		Au	Cu		Au	Cu
Cut-off Grade		oz.	lb.		oz.	lb.		oz.	lb.

0.40 gpt	–	5.527	657	–	6.621	927	–	12.148	1,584

     The inferred mineral resource, based on an off-site smelter process (0.4 grams per tonne gold equivalent cut-off), is estimated at 115.0 million tonnes containing 0.590 grams gold per tonne and 0.12% copper, or 2.18 million ounces of gold and 294 million pounds of copper. The mineral resource and gold equivalent (AuEq) cut-off is based on $400 per ounce gold and $1.15 per pound copper.

MINERAL RESERVE ESTIMATE

     The estimated proven and probable mineral reserve utilizing traditional flotation and off-site smelter processes is summarized in the following table:

	Reserve			Au	Cu	Waste	Total
	tonnes	Au Grade	Cu Grade	ounces	pounds	tonnes	tonnes	Strip
Class	(millions)	(gpt)	(%)	(millions)	(millions)	(millions)	(millions)	Ratio

Proven	226.3	0.69	0.12	5.032	600
Probable	258.4	0.64	0.13	5.357	737

Total	484.7	0.67	0.13	10.389	1,338	952.3	1,437.0	1.96

     Note that the mineral resource estimate does not represent material that exists in addition to the mineral reserve. The mineral reserve estimates disclosed above which are designated as commercially viable are included in and a part of the mineral resource estimates shown in the previous section.

     The mineral reserve (within a pit design) has been estimated using average recovery rates for gold and copper of approximately 83% and 87% respectively, metal prices of $400 per ounce gold and $1.15 per pound copper and an internal revenue cut-off of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite material.

CHOCO 5 PROPERTY

     The Choco 5 property (a 5,000 hectare concession) is an early stage gold exploration property located in the El Callao mining district in the State of Bolivar, southeastern Venezuela. Since 2000, we have invested approximately $1.1 million on acquisition and exploration costs. Activities on the property have included environmental permitting, geologic mapping and reconnaissance, comprehensive grid of soil geochemical sampling, geophysical testing of established gold anomalies in the eastern sector of the property as well as other identified targets, trenching and selective diamond drilling of gold anomalies, and construction of access roads to facilitate the above activities.

     During 2007, we incurred approximately $0.2 million of exploration expense on Choco 5 including drilling costs, costs for the construction of 3.3 km of access roads, 42.7 km of geophysical and geochemical testing lines, completion of magnetic and radiometric geophysical ground surveys and 1,034 geochemical soil and outcrop samples in a 541 hectare area, all located in the southwest sector of the property. A new drilling program commenced in early September 2007 which is primarily focused in the southwest sector of the property. This drilling program includes the construction of 2 km of access roads and the completion of approximately 15 diamond core holes approximating 3,000 meters. Recently six diamond core holes were completed totaling approximately 1,200 meters. The core is being prepared for assay in the local area. Additional drilling will continue based upon the results of this program. Our exploration activities are managed out of our office in the community of El Callao.

Financial Overview

Overview

     The following discussion of our financial position as of September 30, 2007 and results of operations for the three and nine months ended September 30, 2007 and 2006 should be read in conjunction with our unaudited consolidated financial statements and related notes, included therein.

     Our consolidated financial statements are prepared in U.S. dollars in accordance with generally accepted accounting principles (“GAAP”) in Canada. Those financial statements together with the management’s discussion and analysis, dated November 9, 2007, are intended to provide investors with a reasonable basis for assessing our financial performance as well as certain forward-looking statements relating to our potential future performance. Additional information can be found at www.goldreserveinc.com, www.sedar.com or www.sec.gov.

     The Company is engaged in the business of exploration and development of mining projects. We are presently focusing our management and financial resources on the Brisas gold and copper project (“Brisas”), located in Bolivar State, Venezuela. We have no commercial production at this time. As a result, we have not recorded revenue or cash flows from our mining operations and have experienced losses from operations for each of the last five years, a trend we expect to continue until Brisas is fully constructed and put into commercial production. We have historically financed our operations through the sale of common stock, convertible notes and other equity securities. Brisas, if constructed, is expected to be financed with equity as well as project and corporate debt.

     We are dependent on Venezuelan regulatory authorities issuing to us various permits and authorizations relating to Brisas that we require prior to completing construction of and subsequently operating Brisas. Consistent with other mining projects of this magnitude and, in addition to permits or authorizations that must be received from the Venezuelan Ministry of Environment (“MINAMB”), we require a number of other permits or authorizations from various local, state and federal agencies which will be an ongoing process during the construction period.

     To our knowledge, all of our properties are in compliance. This compliance has been confirmed by Venezuelan Ministry of Basic Industries and Mines (the “MIBAM”) in a letter of Technical Compliance issued in the third quarter of 2007 relating to the appropriate regulations and requirements of the mining law and our related contractual obligations. Our various social, cultural and environmental programs in the immediate and surrounding areas near Brisas are consistent with the government’s social agenda including the framework of Mission Piar. Mission Piar is one of President Chavez's social initiatives which includes the local small miners and encompasses technical assistance and training to explore and minimize the miners’ impact on the environment as well as their integration into the formal economy. We are committed to the economic and social development of Brisas in a mutually beneficial manner with the communities located near the project, the people in Bolivar State, and the Bolivarian Republic of Venezuela.

     In March 2007, the MINAMB issued the Authorization for the Affectation of Natural Resources for the Construction of Infrastructure and Services Phase of Brisas (the “Authorization to Affect”). The Authorization to Affect allows us to commence certain infrastructure work, including various construction activities at or near the mine site, but does not permit us to construct the mill and exploit the gold and copper mineralization at Brisas at this time. The Authorization to Affect mandates that before commencing significant permitted activities we are required to obtain an “Initiation Act” from MINAMB which indicates that all conditions precedent to commencing activities have been met, documents our understanding of the obligations throughout the term of the authorization and certifies that the permitted activities can in fact commence.

     We have met all conditions precedent to commencing the construction of infrastructure and services phase. After the Authorization to Affect was issued, MIBAM notified us that certain coordinates, related to a small section of a new access road designed to by-pass the community of Las Claritas contained in the Authorization to Affect, conflict with several land parcels recently assigned to small miners by MIBAM. The Company along with SNC-Lavalin re-engineered the section of the road and submitted new coordinates to MIBAM that by-pass the recently awarded land parcels. MINAMB has informed the Company that it has received approval of the revised road from MIBAM and the authorization to proceed will be forthcoming in the near term. Although certain work has commenced, the major activities outlined in the Authorization to Affect have been delayed until formal receipt of the Initiation Act.

     We are ready to execute our plan to initiate our early site works in preparation of the construction of Brisas as soon as we obtain the Initiation Act from the MINAMB. We continue to focus our efforts on obtaining the on-going permits and authorizations related to Brisas, supporting SNC-Lavalin’s efforts to finalize detailed engineering as well as other third party consultants with various technical studies focused on optimizing the design and economics of the project. In addition, final details related to port facilities, concentrate sales contracts, electricity and fuel supply contracts, land use permits and a number of other agreements related to the construction and operation of Brisas are proceeding.

     The Brisas operating plan assumes a large open pit mine containing proven and probable reserves of approximately 10.4 million ounces of gold and 1.3 billion pounds of copper in 485 million tonnes of ore grading 0.67 grams of gold per tonne and 0.13% copper, at a revenue cutoff grade of $3.04 per tonne for hard rock and $3.24 per tonne for saprolite. Mineral reserves were estimated within a final pit design based on updated economic parameters, $400 per ounce of gold and $1.15 per pound of copper. The operating plan anticipates that at full production levels, utilizing conventional truck and shovel mining methods and processing ore at 70,000 tonnes per day, Brisas would yield an average annual production of 456,000 ounces of gold and 60 million pounds of copper over an estimated mine life of approximately 18.5 years.

     We expect the April 2006 initial capital cost estimate of $638 million to increase 10% to 15% prior to the placement of firm orders, as a result of the passage of time, increases in the cost of raw materials and changes in supply and demand dynamics within the industry. Actual costs will not be known until firm orders are placed with suppliers in the coming months. The initial capital cost estimate excludes value added tax and import duties currently estimated at $50 million. Tax exonerations or tax recovery regimes are available for value added tax and import duty tax on the initial capital costs. The Venezuelan government announced its intention to eliminate the value added tax within three years and recently reduced it to 9% in July 2007. We plan to submit applications for all available exonerations and expect to obtain such exonerations prior to the construction of the project.

     Venezuela has, at times, experienced high levels of inflation, political and civil unrest, government involvement in strategic industries and during the last several years has proposed changes in regulatory regimens. Despite these matters, we have not curtailed our investment activities in the country. However, our operations and investments in Venezuela could be adversely affected in the future.

     We believe references in this report to cash costs per ounce (a non-GAAP measure of performance) enable certain investors to better understand Brisas’ potential profitability and ability to generate operating cash flow. Non-GAAP measures do not have any standardized meaning prescribed by Canadian or U.S. GAAP, and therefore they may not be comparable to similar measures prescribed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Such measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

Critical Accounting Estimates

     Critical accounting estimates represent estimates that are highly uncertain and changes in those estimates could materially impact our financial statements. The significant accounting estimates contained in the financial statements include: carrying value of Brisas; mineral reserve and resource estimates, stock-based compensation, tax calculations and contingencies. We have reviewed the development and selection of our critical accounting estimates with our Audit Committee with which has concurred. The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Substantially all of our investment in property, plant and equipment represents amounts invested in Brisas located in Venezuela. Our capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs is subject to among other things, our current mineral reserves which are based on engineering and geological estimates, gold and copper prices, estimated plant construction and operating costs and the procurement of all necessary regulatory permits and approvals. These estimates could change in the future and this could affect the carrying value and the ultimate recoverability of the amounts recorded as property and mineral rights and capitalized exploration and development costs. See our Annual Information Form for further discussion of risk factors.

     We operate and file tax returns in a number of jurisdictions. The preparation of such tax filings requires considerable judgment and the use of assumptions. Accordingly, the amounts reported could vary in the future.

Significant Accounting Policies

     Our accounting policies are described in Note 1 of the consolidated financial statements contained in our Annual Information Form for the year ended December 31, 2006 with the exception of the changes described in Note 6 of the unaudited September 30, 2007 interim consolidated financial statements. The more significant accounting policies are as follows:

Financial Instruments and Comprehensive Income. Effective January 1, 2007, the Company adopted CICA Section 3855, Financial Instruments – Recognition and Measurement. This section establishes standards for determining when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether it will be measured using a cost-based or fair value method. As of January 1, 2007, our investments in marketable securities have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined by reference to published price quotations in active markets and changes in these fair values are reflected in other comprehensive income and included in shareholders’ equity.

We also adopted CICA section 1530, Comprehensive Income effective January 1, 2007. This section requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes net income or loss and other comprehensive income. Other comprehensive income may include holding gains and losses on available-for-sale securities, gains and losses on certain derivative instruments and foreign currency gains and losses from self sustaining foreign operations.

Stock Based Compensation. We use the fair value method of accounting for stock options granted to employees and directors. Consideration paid for shares on exercise of share options in addition to the fair value attributable to stock options granted is credited to capital stock.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Exploration costs of properties or working interests with specific areas of potential mineralization are capitalized at cost pending the determination of a property’s economic viability. Development costs of proven mining properties not yet producing are capitalized at cost and classified as property, plant and equipment. Property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs will be amortized based on the estimated proven and probable reserves benefited. Properties which are abandoned are written-off and properties determined to be impaired are written-down to the estimated fair value. Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

Results of Operations

     Our results of operation are a product of operating expenses, primarily related to the development of Brisas, net of investment income. Consolidated net income (loss) for the three and nine months ended September 30, 2007 amounted to $0.6 million and ($3.6) million or $0.01 and ($0.07) per share compared to consolidated net loss of ($2.5) million and ($1.9) million or ($0.06) and ($0.05) per share, respectively, for the same periods in 2006.

     Other income for the three month period ended September 30, 2007 increased by $3.0 million over the comparable period in 2006 due to increased interest income from the proceeds of the May 2007 financing and an increase in gain on sale of marketable securities. Other income for the nine months ended September 30, 2007 decreased by $0.1 million from the comparable period in 2006 primarily due to a significant non-recurring gain on sale of marketable securities in 2006 offset by increased interest income from the proceeds of the May 2007 financing. Total expense for the nine months ended September 30, 2007 increased by $1.7 million over the comparable period in 2006. The change was primarily due to an increase in employee compensation as a result of new hires and stock option compensation expense, as well as fees related to the Brisas project financing efforts, partially offset by foreign currency gain.

Selected Quarterly Financial Data (Unaudited)

     The quarterly results shown below generally reflect the fluctuation of cash balances available for investment, infrequent investment gains and increasing costs associated with the development and financing of Brisas including personnel costs, investor relations and consultant fees.

     The increase in Other Income in the quarters ended 9/30/2007 and 6/30/2007 was generally due to income on higher levels of invested cash and in the case of the quarter ended 3/31/2006 the result of gains from the sale of investments. The decrease in 3/31/2007 was consistent with declining levels of invested cash from previous quarters but the change was made larger by investment sales in the same quarter of the prior year.

     Fluctuations in Net Income over the quarters presented are consistent with the impact of changes in levels of invested cash and sale of investments as discussed above offset by on-going costs associated with development of Brisas. The increase in net loss for the quarter ended 12/31/06 is further attributable to an increase in foreign currency loss.

(Unaudited)
Quarter ended	9/30/07	6/30/07	3/31/07	12/31/06	9/30/06	6/30/06	3/31/06	12/31/05

Other Income	$4,149,659	$1,894,117	$673,124	$1,417,955	$1,119,412	$888,611	$ 4,826,080	$ 429,656
Net income (loss)
before tax	767,375	(1,252,054)	(2,871,675)	(4,873,662)	(2,317,115)	(1,610,458)	2,346,293	(3,343,377)
Per share	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07	(0.10)
Diluted	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.04)	0.07	(0.10)
Net income (loss)	560,392	(1,254,600)	(2,874,969)	(5,057,977)	(2,501,572)	(1,716,975)	2,299,779	(3,344,848)
Per share	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06	(0.10)
Diluted	0.01	(0.03)	(0.07)	(0.13)	(0.06)	(0.05)	0.06	(0.10)

Liquidity and Capital Resources

     Our significant investing activities during the three and nine months ended September 30, 2007 included, on a net basis, the sale of marketable securities of approximately $2.1 and $3.2 million, respectively and the purchase of property, plant and equipment of approximately $21.1 and $35.4 million, respectively. Capitalized development costs incurred on Brisas represent the majority of the amount invested in property, plant and equipment.

     Our total financial resources, which include cash and cash equivalents, restricted cash and marketable securities, increased approximately $139 million (net) from December 31, 2006 to approximately $168 million as of September 30, 2007.

     As of November 9, 2007, we had the following shares, equity units, share purchase options and senior subordinated convertible notes issued:

Class A common shares	54,766,569
Equity units [1]	1,085,099
Class A common share purchase options [2]	2,601,139
5.50% Senior Subordinated Convertible Notes [3]	-

1)	An equity unit consists of one class B common share of Gold Reserve Inc. and one class B common share of Gold Reserve Corporation. Equity units are convertible into Class A common shares of Gold Reserve Inc. on a one-to-one basis.

2)	Exercisable for Class A common shares on a one-to-one basis at between $0.69 and $5.45 per share.

3)	$103,500,000 aggregate principal amount outstanding as at November 9, 2007. The Senior Subordinated Convertible Notes are convertible at the option of the holder at any time prior to maturity at an initial conversion rate of 132,6260 Class A common shares per $1,000 principal amount of the notes, subject to adjustment. See Note 5 to our unaudited interim consolidated financial statements for the quarter ended September 30, 2007.

     In May 2007 we completed the sale of $103,500,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2022 and 13,762,300 Class A common shares at $5.80 per share (Cdn$6.42 per share) for net proceeds to the Company of approximately $173,000,000 after deducting underwriting fees and offering expenses. Accounting standards require the Company to allocate the notes between their equity and debt component parts based on their respective fair values at the time of issuance. The equity portion of the notes was estimated using the residual value method at approximately $29 million net of issuance costs. The fair value of the debt component is accreted to the face value of the notes using the effective interest method over the term of the notes, with the resulting charge recorded as interest expense which has been capitalized.

     In late 2006, we appointed Corporación Andina de Fomento, Export Development Canada, UniCredit Group and WestLB AG of Germany as Mandated Lead Arrangers to arrange up to US$425 million of project debt for Brisas. Legal, technical and environmental due diligence is on-going. Any future funding is, among other things, subject to satisfactory due diligence findings, final credit committee approval and other conditions precedent.

     Our efforts are focused on obtaining the required permits or authorizations required for development of Brisas, obtaining suitable funding, completing detailed project engineering, completing project related contracts such as port facilities, concentrate sales contracts, electricity and fuel supply contracts and completing other agreements related to the construction and operation of Brisas. Initial capital expenditures required to put Brisas into production as presently proposed by us is estimated, as of April 2006, to be approximately $638 million. As a result of the passage of time, increases in the cost of raw materials and changes in supply and demand dynamics within the industry, we expect this initial capital cost estimate to increase 10% to 15% prior to the placement of firm orders. Actual costs will not be known until firm orders are placed with suppliers in the coming months.

     As of November 9, 2007 we held approximately $161 million in cash, restricted cash and investments. Of this amount, approximately $53 million is restricted cash as required by a letter of credit providing security on the company’s commitment to purchase certain equipment. In the near-term, we believe that cash and investment balances are sufficient to enable us to fund early works construction through 2008 (excluding substantial Brisas construction activities). The timing and extent of additional funding or project financing, if any, depends on a number of important factors, including, but not limited to the actual timetable of our future work plans, our assessment of the financial markets, the political, regulatory and economic conditions in Venezuela, our share price and the price of gold and copper. We provide no assurances that we will be able to obtain the substantial additional financing that will be needed to construct Brisas. Failure to raise the required funds will mean we will be unable to construct and operate Brisas.

Contractual Obligations

The following table sets forth information on the Company’s material contractual obligation payments for the periods indicated as of September 30, 2007:

Payments due by Period

		Less than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	4-5 Years	5 Years

Equipment contracts[1]	$ 98,360,762	$ 51,148,762	$ 47,212,000
EP & CM Contractor[2]	30,000,000	15,000,000	15,000,000
Mandated Lender Group[3]	160,000	160,000
Operating Lease[4]	173,434	122,424	51,010

Total	$ 128,694,196	$ 66,431,186	$ 62,263,010

[1]	The Company has placed orders totaling $122.8 million for the fabrication of processing equipment, Caterpillar equipment and other mining equipment and related engineering. As of September 30, 2007 the company has made payments on these contracts of $24.5 million.

[2]	The amounts shown above are conditional upon obtaining sufficient project financing and on-going project approvals for Brisas. The Company maintains Engineering and Procurement and Construction Management (EP & CM) services contracts under which the Company is expected to pay as much as $30 million during the next three years. In general the contract is cancellable as a result of various events or reasons and upon cancellation the Company is obligated to pay contractor costs already incurred, any third party commitments, plus any de-mobilization charges that might be applicable.

[3]	The Company has a services agreement with a group of Mandated Lenders to provide various banking services related to obtaining project financing for Brisas. The agreement provides for quarterly payments to each of the four banks in the Mandated Lenders group until the financing is secured. The amount shown above represents the amount payable under the contract if financing is not secured during 2007 and the contract is not cancelled by the Company. The agreement is cancellable at anytime with no further obligation of the Company.

[4]	The Company leases office space under a non-cancelable operating lease which expires March 1, 2009.

Off-Balance Sheet Arrangements

     The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

     MGC Ventures. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of MGC Ventures. The Company owned 12,062,953 common shares of MGC Ventures at September 30, 2007 and December 31, 2006 which represented 46% of its outstanding shares. MGC Ventures owned 258,083 common shares of the Company at September 30, 2007 and December 31, 2006. In addition, MGC Ventures owned 280,000 common shares of Great Basin at September 30, 2007 and December 31, 2006. During the last three years, the Company sublet a portion of its office space to MGC Ventures for $6,000 per year.

     Great Basin. The Chief Executive Officer, President, Vice President-Finance and Vice President-Administration of the Company are also officers and/or directors and shareholders of Great Basin. The Company owned 15,661,595 common shares of Great Basin at September 30, 2007 and December 31, 2006, which represented 46% of its outstanding shares. Great Basin owned 491,192 common shares of the Company at September 30, 2007 and December 31, 2006. Great Basin also owned 170,800 common shares of MGC Ventures at September 30, 2007 and December 31, 2006. During the last three years, the Company sublet a portion of its office space to Great Basin for $6,000 per year.

Internal Control over Financial Reporting

     The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Management believes that internal controls over financial reporting, no matter how well conceived and operated, can only provide reasonable assurance that their objectives are met. There have been no changes in the Company’s internal control over financial reporting during the nine months ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

     The information presented or incorporated by reference in this report contains both historical information and forward-looking statements (including within the meaning of the Securities Act (Ontario), Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties, as well as assumptions that, if they never materialize, prove incorrect or materialize other than as currently contemplated, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

     Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; operational, regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); corruption and uncertain legal enforcement; requests for improper payments; the ability to obtain or maintain the necessary permits or additional funding for the development of Brisas; in the event any key findings or assumptions previously determined by the Company or the Company’s consultants in conjunction with the feasibility study concerning Brisas prepared in 2005 (as updated or modified from time to time) significantly differ or change as a result of actual results in the Company’s expected construction and production at Brisas (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); the Company’s dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of our forward-looking statements. See “Risk factors” in our Annual Information Form.

     Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that is expected to be encountered if the property is developed, and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

     The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends that do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to give any assurances as to future results. Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report or any documents incorporated by reference herein that would warrant any modification of any forward-looking statement made in this document, other documents filed periodically with securities regulators or documents presented on our website. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice. Investors are urged to read our filings with Canadian and U.S. securities regulatory agencies, which can be viewed on-line at www.sedar.com or www.sec.gov. Additionally, investors can request a copy of any of these filings directly from our administrative office.

EXHIBIT 99.3

Chief Executive Officer’s Certification of Interim Filings

Date: November 9, 2007

I, Rockne J. Timm, Chief Executive Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending September 3 0, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/Rockne J. Timm Rockne J. Timm Chief Executive Officer

EXHIBIT 99.4

Chief Financial Officer’s Certification of Interim Filings

Date: November 9, 2007

I, Robert A. McGuinness, Chief Financial Officer, Gold Reserve Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Gold Reserve Inc., (“the issuer”) for the interim period ending September 3 0, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a.	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b.	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Signature: s/Robert A. McGuinness Robert A. McGuinness Chief Financial Officer